NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces a 53% increase in first quarter 2006 earnings

Calgary, Alberta, April 27, 2006 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced record results for the first quarter ended March 31, 2006.

CE Franklin reported net income of $8.9 million or $0.47 per share (diluted) for the first quarter ended March 31, 2006 as compared to net income of $5.8 million or $0.32 per share (diluted) for the quarter ended March 31, 2005.

Financial Highlights

	Three Months Ended		Year Ended
	March 31		December 31
(millions of Cdn.$ except per share data)	2006	2005	2005
	(unaudited)
Sales	$176.4	$128.4	$482.4

Gross Profit	32.2	23.7	91.3
Gross Profit - %	0.2%	0.2%	0.2%

EBITDA(1)	15.1	10.7	36.0
EBITDA(1) as a % of sales	0.1%	0.1%	0.1%

Net income	$ 8.9	$ 5.8	$ 18.9
Per share
Basic (Cdn. $)	$ 0.50	$ 0.34	$ 1.09
Diluted (Cdn. $)	$ 0.47	$ 0.32	$ 1.01

Sales increased 37.4% to $176.4 million for the quarter ended March 31, 2006 as compared to $128.4 million for the quarter ended March 31, 2005.  Well completions (excluding dry and service wells) were up 23.0% to 5,770 wells for the three months ended March 31, 2006 compared to 4,691 for the three months ended March 31, 2005. Average rig count for the quarter ended March 31, 2006 increased 39.8% to 688 rigs compared to 492 rigs for the quarter ended March 31, 2005. The 37.4% improvement in sales reflects strong commodity prices and improved industry economics resulting in an increase in spending by existing and new customers.

EBITDA(1) for the quarter ended March 31, 2006 increased 40.5% to $15.1 million from $10.7 million for the quarter ended March 31, 2005.  The $48.0 million increase in sales resulted in an incremental flow through to EBITDA of 9.1%. EBITDA as a percentage of sales increased to 8.6% for the quarter ended March 31, 2006 compared to 8.4% for the quarter ended March 31, 2005.

“The best quarter in the Company’s history was the result of strong market activity, and our employees’ ability to flow through the business producing record earnings per share,” said Michael West, Chairman, President and CEO.  “We are committed to creating value for all stakeholders and we are extremely pleased with our progress and are more determined than ever to show continued improvement.”

Outlook

The second quarter represents spring breakup in Canada as warm weather returns and the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting heavy equipment until the roads have dried out.  As a result activity levels and the Company’s revenue are expected to decline dramatically during the second quarter.

Strong commodity prices continue to support high demand for CE Franklin’s products and services in Canada.  Many industry watchers are predicting high levels of activity to continue through the third and fourth quarters of 2006.  As a result, CE Franklin management remains optimistic regarding the continuation of strong demand for the Company’s products and services in Canada.

CE Franklin is committed to outperform market activity.

Conference Call and Webcast Information

A conference call to review the quarter ended March 31, 2006, which is open to the public, will be held on Friday, April 28, 2006 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-800-814-4941 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-877-289-8525 and entering the pass code of 21183898# and may be accessed until midnight Friday, May 5, 2006.

The call will also be webcast live at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1418340 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, Chairman, President and Chief Executive Officer will lead the discussion and will be accompanied by Sam Secreti, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.  The call is scheduled for a maximum of 45 minutes.

For Further Information Contact:

Michael West Chairman, President and CEO (403) 531-5602	Sam Secreti Vice President and CFO (403) 531-5603

_______________________________

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.  See page 4 for a reconciliation of net income to EBITDA.

Forward Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” within the meaning of securities legislation including Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.  These “forward-looking” statements are any statements contained in this press release that are not statements of historical fact and have been identified by using words such as “may”, “will”, “would”, “expected”, “believe” and similar phrases and include all statements relating to planned activity, revenue levels, capital expenditures and statements concerning liquidity and capital resources.  There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, economic conditions, seasonality of drilling activity, the loss of a major supplier, commodity prices for oil and gas, currency fluctuations and government regulations. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans for 2006 and beyond could differ materially from those expressed in the forward looking statements.  Additional information on these and other factors that could affect the Company’s operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or the Company's website (www.cefranklin.com). CE Franklin Ltd. assumes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.  For a discussion of other risk factors, which could impact CE Franklin Ltd., please review CE Franklin’ s Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission.

Management’s Discussion and Analysis as at April 27, 2006

For the quarter ended March 31, 2006 as compared to the quarter ended March 31, 2005

(All amounts shown in CDN $ unless otherwise specified)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance during the periods presented and significant trends that may impact future performance of CE Franklin Ltd.  This discussion should be read in conjunction with the Financial Statements of CE Franklin Ltd. and the related notes thereto and should be read in conjunction with the Management’s Discussion and Analysis included in the Company’s December 31, 2005 Annual Report and Financial Statements and notes thereto.

The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles, or “Canadian GAAP”.  There are no Statements of Operations differences between Canadian GAAP and U.S. generally accepted accounting principles “U.S. GAAP.”

Overview

CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to producers of oil and gas in Canada through its 41 branches and inventory stocking points which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin.  In addition, the Company distributes pipe, vales, flanges and fitting to the oilsands, refining, heavy oil and petrochemical and non-oilfield related industries such as the forestry and mining industries.

The Company operates its business in only one operating segment, which is the distribution of pipe, valves, flanges, fittings, tubular products, production equipment and general oilfield supplies to the producers of oil and gas in Canada.  CE Franklin considers all of the products it distributes to have similar economic characteristics, and are sold to the same class of customers being producers of oil and gas.  Operating results by product lines, geographic area or other lower level components or units of operations are not regularly reviewed by our chief operating decisions makers to make decisions about the allocation of resources to, or the assessment of performance of, such product lines, geographic areas or components or units of operations.

Results of operations

The following table summarizes CE Franklin’s results of operations.

(in thousands of Cdn. dollars except per share data)

	Three months ended March 31
	2006	2005
	(unaudited)
Statements of Operations

Sales	$176,357	$128,372
Gross Profit	32,247	23,663
Gross Profit - %	0.2%	0.2%

Other expenses (income)
Selling, general and administrative expenses	17,242	12,909
Amortization	701	1,168
Interest	666	509
Other	(89)	9
	18,520	14,595

Income before income taxes	13,727	9,068
Income tax expense	4,848	3,264
Net income	$8,879	$5,804

Net income as a % of sales	0.1%	0.0%

EBITDA (1)	15,094	10,745
EBITDA as a % of sales	0.1%	0.1%
Net income per share
Basic (Cdn. $)	$0.50	$0.34
Diluted (Cdn. $)	$0.47	$0.32

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

The following is a reconciliation of net income to EBITDA:

(in thousands of Cdn. dollars)

For the three months ended March 31	2006	2005
Net income	8,879	5,804
Interest expense	666	509
Income tax expense	4,848	3,264
Amortization	701	1,168
EBITDA	15,094	10,745

Quarter Ended March 31, 2006 compared to Quarter Ended March 31, 2005

The price of oil and gas as at March 31, 2006 was U.S. $66.63 per bbl (West Texas Intermediate) and Cdn. $6.67 per gj (AECO spot) respectively.  This compares to U.S. $55.40 per bbl (West Texas Intermediate) for oil and Cdn. $7.62 per gj (AECO spot), for gas as at March 31, 2005. The average price of oil and gas for the quarter ended March 31, 2006 was U.S. $63.29 per bbl (West Texas Intermediate) and Cdn. $7.50 per gj (AECO spot) respectively.  This compares to an average of U.S. $49.90 per bbl (West Texas Intermediate) for oil and Cdn. $6.92 per gj (AECO spot), for gas for the quarter ended March 31, 2005.

Well completions (excluding dry and service) increased by 23% to 5,770 wells for the three months ended March 31, 2006 compared to 4,691 wells for the three months ended March 31, 2005.  The average rig count increased 39.8% to 688 rigs in the first three months of 2006 from 492 rigs in the first three months of 2005.

Sales

Sales for the quarter ended March 31, 2006 increased 37.4% or $48.0 million to $176.4 million from $128.4 million for the quarter ended March 31, 2005. The sales increase was due to strong commodity prices, improved industry economics resulting in an increase in spending by existing and new customers.

Gross Profit

Gross profit increased 36.3% to $32.2 million for the quarter ended March 31, 2006 from $23.7 million for the quarter ended March 31, 2005.  Gross profit margins decreased slightly from 18.4% for the quarter ended March 31, 2005 to 18.3% for the quarter ended March 31, 2006.

Gross profit margins have remained consistent as a result of continued focus on margin initiatives implemented by the Company in 2003, which include offshore procurement, standardization of certain product lines and a more disciplined procurement practice.  These positive initiatives were offset by capacity issues of vendors resulting in the Company procuring from non-standard sources of supply.

Selling, General and Administrative Costs (SG&A)

SG&A costs increased $4.3 million or 33.6% to $17.2 million for the quarter ended March 31, 2006 from $12.9 million for the quarter ended March 31, 2005. The increase in SG&A for the quarter related to salaries and benefits for new employees hired to support the increase in sales, employee performance pay incentives and agents’ commissions due to the increase in sales and gross profit.  Fixed expenses, which exclude agents’ commissions and employee performance pay incentives, increased 25.8% compared to the first quarter of 2005.

The total number of employees increased 18.3% as at March 31, 2006 to 401 employees compared to 339 employees at the end of March 31, 2005.  Revenue per employee for the quarter ended March 31, 2006 increased 16.1% compared to the same quarter in 2005.  The improvement reflects standardization of processes and procedures, whereby all internal processes are performed consistently throughout the Company’s operations resulting in process improvement efficiencies.  Consulting and audit fees related to the Company’s Sarbanes Oxley section 404 certification were $300,000 in the first quarter.  It is anticipated that the SOX404 certification will cost the Company approximately $1.5 million to $2.0 million or $0.05 to $0.07 per share (diluted) in 2006.

EBITDA(1)

EBITDA for quarter ended March 31, 2006 increased $4.3 million or 40.5% to $15.1 million compared to $10.7 million for the quarter ended March 31, 2005. The $48.0 million increase in sales resulted in a 9.1% incremental flow through to EBITDA.  This is slightly lower than the Company’s declared target of 10% reflecting the slight gross profit margin erosion and increase in SG&A expenses.  EBITDA as a percentage of sales was 8.6% for the quarter ended March 31, 2006 versus 8.4% for the quarter ended March 31, 2005. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  For a reconciliation of net income to EBITDA, please see page 4.

Income Before Income Taxes

Income before income taxes improved $4.7 million to $13.7 million for the quarter ended March 31, 2006 compared to $9.1 million for the quarter ended March 31, 2005.  The improvement is a result of the $8.6 million increase in gross profit and a reduction in amortization expense of $467,000 offset by the $4.3 million increase in SG&A and other and a $157,000 increase in interest expense.  Amortization expense declined due to the Company’s enterprise system being fully amortized.

The $48.0 million increase in sales resulted in a 9.7% incremental flow through to income before income taxes.

Income Taxes

The Company’s effective tax rate for the quarter ended March 31, 2006 was 35.3%, as compared to an effective tax rate of 36.0% for the quarter ended March 31, 2005.  The Company’s combined federal and provincial statutory tax rate for the quarter ended March 31, 2006 was 34.2%, compared to 34.4% for the quarter ended March 31, 2005.  The reduction in the effective tax rate for the quarter ended March 31, 2006 is due to non-deductible items and capital and other taxes that were a smaller component of the overall income tax charge as a result of the increase in income before income taxes as compared to the quarter ended March 31, 2005.

Net Income and Net Income per Share

Net income for the for the quarter ended March 31, 2006 was $8.9 million or $0.47 per share (diluted) as compared to $5.8 million or $0.32 per share (diluted) for the for the quarter ended March 31, 2005.  This represents an income improvement of $3.1 million or $0.15 per share (diluted).

Summary of Quarterly Financial Data

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  There are no Statements of Operations differences between Canadian GAAP and U.S. GAAP.

(in thousands of Cdn. dollars except per share data)
UnauditedQ2Q3Q4Q1Q2Q3Q4Q1
	2004	2004	2004	2005	2005	2005	2005	2006

Sales	67,002	78,232	104,435	128,372	91,899	121,809	140,323	176,357

EBITDA(1)	2,401	3,421	5,958	10,745	5,897	8,300	11,061	15,094
EBITDA(1) as a % of sales	0.0%	0.0%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%

Net income	518	1,198	2,839	5,804	2,543	4,214	6,303	8,879
Net income as a % of sales	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%

Net income per share
Basic (Cdn. $)	$ 0.03	$ 0.07	$ 0.17	$ 0.34	$ 0.14	$ 0.25	$ 0.36	$ 0.50
Diluted (Cdn. $)	$ 0.03	$ 0.07	$ 0.16	$ 0.32	$ 0.14	$ 0.22	$ 0.33	$ 0.47

The Company’s sales levels are affected by weather conditions.  Many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As warm weather returns in the spring each year the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  As a result, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted.

Well completions (excluding dry and service) dropped by 10% to 5,770 wells for the first quarter of 2006 compared to 6410 wells for the fourth quarter of 2005.  The average rig count increased 14.3% to 688 rigs in the first quarter of 2006 from 602 in the fourth quarter of 2005.

Sales for the quarter ended March 31, 2006 increased 25.7% to $176.4 million from $140.3 million for the quarter ended December 31, 2005. The increase in sales reflects the increase in capital spending by the Exploration and Production (“E&P”) companies due to the market economics and the weather conditions described above.

EBITDA(1) for the first quarter of 2006 increased to $15.1 million or 36.5% from $11.1 million in the fourth quarter of 2005.  The $36.1 million increase in sales resulted in an 11.2% incremental flow through to EBITDA.  For a reconciliation of net income to EBITDA, please see page 4.

Net income was $8.9 million or $0.47 per share (diluted) for the quarter ended quarter ended March 31, 2006. This represents a net income improvement of $2.6 million or $0.14 per share (diluted) as compared to the quarter ended December 31, 2005 when the Company reported net income of $6.3 million or $0.33 per share (diluted).

Liquidity and Capital Resources

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances.  The Company will use these funds to finance acquisitions and capital expenditures.  Cash flow from operating activities and the Company’s 364 day bank operating facility are used to finance the Company’s investment in working capital, which is primarily comprised of accounts receivable, inventories and other current assets, net of accounts payable and accrued liabilities and other current liabilities.  Since Q1 2004, the Company has experienced a 98% growth in quarterly sales and as a result has drawn funds from its bank operating facility in order to finance its investment in accounts receivables and inventories.

For the three months ended March 31, 2006 the Company generated $9.4 million in cash flow from operating activities, before net change in non-cash working capital balances and $361,000 from the issuance of capital stock on exercise of employee stock options.  Cash used during the quarter was the result of a $29.7 million investment in working capital (excluding the bank operating loan), $2.3 million used to purchase a two branch distribution operation, $887,000 used to purchase capital and other expenditures, and $56,000 in repayments on capital leases.  These activities resulted in a $23.1 million increase in the bank operating loan.

For the three months ended March 31, 2005 the Company generated $7.0 million in cash flow from operating activities, before net change in non-cash working capital balances and $121,000 in the issuance of capital stock from the exercise of employee stock options.  The cash generated was offset by an $18.0 million increase in working capital (excluding the bank operating loan), $87,000 in capital and other expenditures and $71,000 in repayments on capital leases.  These activities resulted in an $11.0 million increase in the bank operating loan.

For the quarter ended March 31, 2006 accounts receivable increased $33.2 million or 34.4% to $129.7 million from $96.5 million as at December 31, 2005.  The increase in accounts receivable reflects a 25.7% increase in sales to $176.4 million during the first quarter of 2006 as compared to $140.3 million for the fourth quarter of 2005. Average Days Sales Outstanding (DSO) was 58.7 days in the first quarter of 2006 as compared to 53.2 days for the first quarter of 2005 and 56.2 for the fourth quarter of 2005.  The deterioration in DSO for the quarter reflects, in part, slower approval and processing of paper by both the Company and its customers due to the high volume of activity.

Total inventory for the Company increased less than 1% to $81.2 million as at March 31, 2006 as compared to $80.5 million as at December 31, 2005.  The Company measures inventory efficiency by using an inventory turns calculation, because the higher the inventory turns, the better the Company’s inventory is managed.  Inventory turned 7.1 times (annualized) in the first quarter of 2006, compared to 6.3 times (annualized) in the first quarter of 2005 and 5.8 times (annualized) for the fourth quarter of 2005. CE Franklin targets inventory turns of 5.0 times (annualized).  The Company monitors its inventory on a daily basis in order to reduce surplus, improve turns and reduce obsolescence.

Accounts payable and accrued liabilities have increased $20.1 million to $85.0 million as at March 31, 2006 as compared to December 31, 2005.  The increase reflects increased inventory purchases to accommodate the higher activity levels during the first quarter of 2006, as compared to the previous quarter.

The Company’s bank overdraft and income taxes payable decreased $12.2 million and $3.9 million, respectively, reflecting payments to suppliers and income tax payments relating to 2005 earnings.

Property and equipment increased 21.6% to $4.3 million from $3.5 million at December 31, 2005.  This increase reflects capital expenditures of $925,000, $157,000 in additions to rental equipment assets, and $369,000 in other capital additions as a result of an acquisition.  The additions were offset by amortization expense of $686,000.

During the first quarter of 2006 the Company purchased an agent that operated two of the Company’s branch locations, for net cash consideration of $2.3 million.  This acquisition will enhance the Company’s net income.  See note 2 to the Interim Consolidated Financial Statements of the Company for further details.

The Company has a $60.0 million 364 day bank operating facility which bears interest at rates between prime plus 0.5% and prime plus 0.875%.  The increase in borrowing to $52.2 million as at March 31, 2006 is due to an increase in activity levels during the first quarter of 2006 resulting in a further investment in working capital, primarily accounts receivables.  As warm weather returns in the second quarter of 2006 and activity levels decrease, the Company expects to collect its outstanding accounts receivable, and these funds will be used to reduce the bank operating facility.  As at March 31, 2006 the Company was well within the covenant compliance thresholds and was able to draw up to $60.0 million against its bank operating facility based on the borrowing base formula.

As at March 31, 2006 the Company’s total capitalization (financed debt plus equity) was comprised of debt of 38.6% and equity of 61.4%. Total capitalization has remained the same compared to March 31, 2005.

Contractual Obligations

There have been no material changes in any contractual obligations since the year ended December 31, 2005.

Off-Balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements.

Related party transactions

Messrs. Douglas L. Rock and John J. Kennedy, directors of the Corporation, are directors or officers of, or otherwise interested in, Smith International, Inc. (“Smith”), which owns 53.3% of the Company’s outstanding shares.

The Company is the exclusive distributor of bottom hole pump production equipment manufactured by Dura, a division of Wilson Supply which is a wholly-owned subsidiary of Smith. The transactions are in the normal course of business and at commercial rates.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks from changes in interest rates and foreign exchange rates. The Company will, from time to time, enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments. These foreign currency exchange contracts are not designated as hedges for accounting purposes. The value of the contract is marked to market and the change in value is recognized in the Company’s Statements of Operations. The Company entered into such contracts in 2006, the impact of which was not material, and no such contracts were outstanding as at March 31, 2006.

The Company has exposure to interest rate fluctuations on its demand bank operating loan. The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the demand bank operating loan. No such contracts were in place for 2006 or 2005. The Company does not use financial instruments for speculative purposes.

As at March 31, 2006 there were no unrecognized gains or losses associated with the above instruments.

Critical Accounting Estimates

There have been no material changes since the year ended December 31, 2005.

Change in Accounting Policies

There have been no changes in accounting policies since the year ended December 31, 2005.

Other Items

The Company’s Annual Report on Form 20F is available on SEDAR @ www.sedar.com.

CE Franklin has authorized an unlimited number of common shares with no par value.  As at March 31, 2006 the Company had 17,879,040 common shares outstanding.

The Board of Directors may grant options to purchase up to 299,419 common shares.  As at March 31, 2006 options to purchase 1,220,550 common shares were outstanding at an average exercise price of $3.58 per common share.

Forward Looking Statements

The information in this MD&A may contain “forward-looking statements” within the meaning of securities legislation including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A and those found under the caption “Risk Factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•

the continued efficacy of the Company’s enterprise and electronic commerce systems;

•

the forecasted continuation of high activity levels through the third and fourth quarters of 2006;

•

the planned decrease in amounts outstanding under the Company’s bank operating loan;

•

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•

the Company’s future financial condition or results of operations and future revenues and expenses;

•

the Company’s estimate of amortization savings in 2006;

•

the Company’s future gross profit and net profit margins;

•

the Company’s estimate of Sarbanes Oxley section 404 compliance costs in 2006;

•

the Company’s business strategy and other plans and objectives for future operations;

•

fluctuations in worldwide prices and demand for oil and gas;

•

fluctuations in levels of gas and oil exploration and development activities; and

•

fluctuations in the demand for the Company’s products and services.

We caution you that these forward-looking statements are subject to risks and uncertainties, many of which are beyond CE Franklin’s control.  These risks include, but are not limited to, economic conditions, seasonality of drilling activity, commodity price volatility for oil and gas, currency fluctuations, inflation, regulatory changes and the other risks described under the caption “Risk Factors”.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A with the Securities and Exchange Commission, except as required by law.

Risk Factors

In addition to the information set forth elsewhere in this MD&A, the following factors should be carefully considered when evaluating CE Franklin.

Fluctuations in oil and gas prices could affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s sales, cash flows and profitability.  CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration, development and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile.  Factors that can cause price fluctuations include:

•

relatively minor changes in, or threats to, the worldwide supply of and demand for oil and natural gas;

•

the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain price stability through voluntary production limits;

•

the level of production by non-OPEC countries;

•

North American demand for gas;

•

the movement of the Canadian dollar relative to its U.S. counterpart (crude oil and natural gas exports are traded in U.S. dollars);

•

general economic and political conditions in North America and worldwide; and

•

the presence or absence of drilling incentives such as Canadian provincial royalty holidays, fluctuation in the value of the Canadian dollar, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s sales, cash flows and profitability.  There can be no assurances as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Adverse weather conditions could temporarily decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas wells, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s sales, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin’s sales, cash flows and profitability.  The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

•

the ability of some customers to purchase pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies directly from the manufacturer rather than from the Company;

•

the ability of new brokers and distributors to enter the market if the oil and gas industry were to experience significant growth;

•

price competition among major supply companies;

•

cost of goods being subject to rising or declining commodity prices, such as the price of steel, and the inability of CE Franklin to pass these price increases on to customers, or the risk CE Franklin may have higher-cost inventory during declining commodity prices resulting in a deterioration in gross profit margins.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to customer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin’s major supplier for tubular products could adversely affect the Company’s sales and gross profit.  A portion of CE Franklin’s business is the sale of tubular products that are primarily obtained from one supplier.  Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue.  In the event the Company is unable to source tubular products from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods.  There can be no assurance that a suitable alternate supplier for such goods would be found.

Labour shortages could adversely affect the Company’s ability to service its customers.  The Company faces the challenge of attracting and retaining workers to meet any increase in demand for its products and services.  In a highly competitive market for employees, the Company may experience periods of high employee turnover that could result in higher training costs or reduced levels of service to customers.  This could result in increased costs or the loss of customers and market share.

During periods of high demand for products and services, the Company may experience product shortages.  The frequency and duration of the shortages may impact the financial performance of the Company.  Product shortages may impact profit margins or could result in the loss of customers.

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar and the U.S. dollar for products it purchases outside Canada.  The Company may enter into foreign currency forward exchange contracts and interest rate contracts to hedge the risks associated with foreign currency and interest rate fluctuations.  Gain or losses with respect to such hedge contracts may materially affect net income.

The majority of the Company’s sales are generated from customers in the energy sector.  This includes major multinational and independent oil companies, pipeline companies and contract drilling companies operating in Canada.  In addition, for the year ended December 31, 2005 11% of sales (2004 – 12%; 2003 – 14%) were derived from sales to one customer.  No other customer accounted for more than 10% of the Company’s sales.

The Company may experience a financial loss if its significant customers fail to pay CE Franklin for its products or services.  The Company’s ability to collect the proceeds from the sale of its products and services from its customers depends on the payment ability of its customer base, which includes a significant customer who constitutes 11% of its 2005 annual sales. If this customer fails to pay CE Franklin for any reason, the Company could experience a material loss.

Significant downtime at the Company’s 100,000 square foot centralized distribution centre located in Edmonton, Alberta could materially impact net income and cash flow from operations.  The Company operates a hub and spoke distribution model with the distribution centre strategically located within reasonable proximity to a majority of its vendors.  In addition, the distribution centre acts as a hub for its 41 branches.  Significant downtime at this facility would impact the Company’s gross profit margins net income and cash flow from operations.

A substantial portion of the Company’s sales to customers will depend on written contracts that are cancelable at any time, or are based on verbal agreements.  The key factors which will determine whether a customer will continue to use the Company are pricing, service quality and availability, strategically located service centers and technical knowledge and experience.  There can be no assurance that the Company’s relationships with its customers will continue, and a significant reduction or total loss of business from these customers, if not offset by increased sales to new or existing customers, could have a material adverse effect on the Company’s net income or cash flow from operations.

If the Company is unable to successfully address potential material weakness in its internal controls, or any other control deficiencies, its ability to report its financial results on a timely and accurate basis and to comply with disclosure and other requirements may be adversely affected.  The Company is not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and is therefore not required to make an assessment of the effectiveness of its internal controls over financial reporting for that purpose. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

CE Franklin will continue to monitor the effectiveness of these and other processes, procedures and controls and will make any further changes management determines appropriate, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002 when required to make an assessment of internal controls under Section 404 for fiscal 2006. The steps CE Franklin has taken and will take in the future may not remediate the material weakness. In addition, the Company may identify material weaknesses or other deficiencies in our internal controls in the future.

Any material weaknesses or other deficiencies in the Company’s control systems may affect its ability to comply with reporting requirements and listing standards or cause its financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of its common stock, cause investors to lose confidence in the Company’s reported financial information, as well as subject CE Franklin to civil or criminal investigations and penalties.

There are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.  While CE Franklin has taken actions designed to address compliance with the internal control, disclosure control and other requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the SEC implementing these requirements, there are inherent limitations in the Company’s ability to control all circumstances. Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s internal controls and disclosure controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions, such as growth of the Company or increased transaction volume, or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

If the Company loses key management and technical personnel, its business may suffer.  CE Franklin relies upon a relatively small group of key management and technical personnel. Mr. West, in particular, has extensive experience in oilfield supply and distribution.  The Company does not maintain any key man insurance and it cannot assure you that these individuals will remain with us in the future. An unexpected partial or total loss of their services may harm the Company’s business.

The Company’s share ownership is highly concentrated and, as a result, CE Franklin’s principal shareholder effectively controls the Company’s business.  As at the date of this MD&A, CE Franklin’s largest shareholder, Smith International, owned approximately 53.3% of the Company’s common outstanding shares.  As a result, Smith International has the voting power to significantly influence the Company’s policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of the Company’s assets.

In addition, the concentration of the Company’s ownership may have the effect of delaying; deterring or preventing a change in control that otherwise could result in a premium in the price of the Company’s common shares.

The Company is at risk for certain operating hazards.  CE Franklin’s operations are subject to hazards present in the oil and natural gas industry which can cause personal injury and damage to property or the environment. Litigation arising from an accident at a location where its products or services are used or provided may cause the Company to be named as a defendant in lawsuits asserting potentially large claims. CE Franklin has insurance coverage against operating hazards, which the Company believes is customary in the industry.  This insurance has deductibles and contains certain coverage exclusions and limitations. The Company’s insurance premiums can be increased or decreased based on the claims it makes on its insurance policies. Results of operations could be adversely affected by unexpected claims not covered by insurance.

CE Franklin Ltd.

Interim Consolidated Statements of Operations (Unaudited)

Three months ended March 31
(in thousands of Canadian dollars, except per share data)	2006	2005

Sales	176,357	128,372
Cost of sales	144,110	104,709
Gross profit	32,247	23,663

Other expenses (income)
Selling, general and administrative expenses	17,242	12,909
Amortization	701	1,168
Interest expense	666	509
Foreign exchange loss (gain)	-51	9
Other income	-38	-
	18,520	14,595

Income before income taxes	13,727	9,068
Income tax expense (recovery) (note 4)
Current	4,949	3,652
Future	-101	-388
	4,848	3,264

Net income for the period	8,879	5,804

Net income per share (note 3)
Basic	0.50	0.34
Diluted	0.47	0.32
Weighted average number of shares outstanding
Basic	17,854,137	17,205,634
Diluted	18,837,284	18,149,096

CE Franklin Ltd.

Interim Consolidated Balance Sheets (Unaudited)

	March 31	December 31
(in thousands of Canadian dollars)	2006	2005

ASSETS
Current assets
Accounts receivable	129,749	96,508
Inventories	81,199	80,482
Other	2,739	2,998
	213,687	179,988
Property and equipment	4,302	3,537
Goodwill	10,479	7,765
Future income taxes (note 4)	1,136	1,038
Other	165	180
	229,769	192,508
LIABILITIES
Current liabilities
Bank overdraft	1,926	14,090
Bank operating loan	52,164	29,062
Accounts payable	36,962	29,575
Accrued liabilities	48,060	35,354
Income taxes payable	3,928	7,840
Current portion of long term debt	496	217
	143,536	116,138
Long term debt	929	438
	144,465	116,576
SHAREHOLDERS' EQUITY
Capital stock	22,319	21,914
Contributed surplus	14,369	14,281
Retained earnings	48,616	39,737
	85,304	75,932
	229,769	192,508

CE Franklin Ltd.

Interim Consolidated Statements of Cash Flows (Unaudited)

Three months ended March 31
(in thousands of Canadian dollars)	2006	2005

Cash flows from operating activities
Net income for the period	8,879	5,804
Items not affecting cash -
Amortization	701	1,168
Gain on disposal of property and equipment	-38	-
Future income tax recovery	-101	-388
Increase (decrease) in inventory write-downs	-152	302
Stock option expense	132	146
	9,421	7,032
Net change in non-cash working capital balances
related to operations -
Accounts receivable	-33,241	-22,744
Inventories	-713	-3,561
Other current assets	259	-493
Accounts payable	7,387	14,164
Accrued liabilities	12,706	-6,089
Income taxes payable	-3,912	151
	-8,093	-11,540
Cash flows from financing activities
Issuance of capital stock	361	121
Increase in bank operating loan	23,102	10,964
Increase (decrease) in bank overdraft	-12,164	613
Decrease in long term debt	-56	-71
	11,243	11,627
Cash flows from investing activities
Purchase of property and equipment	-925	-87
Proceeds on disposal of property and equipment	38	-
Acquisition of distribution operations (note 2)	-2,263	-
	-3,150	-87
Change in cash and cash equivalents during the period	-	-
Cash and cash equivalents - Beginning of period	-	-
Cash and cash equivalents - End of period	-	-
Cash paid during the period for:
Interest on bank operating loan	654	495
Interest on long term debt	12	14
Income taxes	8,862	3,501

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

	Capital Stock
	Number of		Contributed	Retained	Shareholders'
(in thousands of Canadian dollars, except share amounts)	Shares	$	surplus	earnings	equity
Balance - December 31, 2004	17,194,934	19,335	13,858	20,873	54,066
Stock options exercised	26,955	121	-	-	121
Stock options granted	-	-	146	-	146
Net income	-	-	-	5,804	5,804
Balance - March 31, 2005	17,221,889	19,456	14,004	26,677	60,137

Balance - December 31, 2005	17,804,554	21,914	14,281	39,737	75,932
Stock options exercised	74,486	405	-44	-	361
Stock options granted	-	-	132	-	132
Net income	-	-	-	8,879	8,879
Balance - March 31, 2006	17,879,040	22,319	14,369	48,616	85,304

CE Franklin Ltd.
Notes to Consolidated Financial Statements (Unaudited)

Note 1 - Accounting policies

These interim consolidated financial statements are prepared following accounting policies consistent with the Company's financial statements for the years ended December 31, 2005 and 2004. These consolidated financial statements are in accordance with generally accepted accounting principles in Canada.

The disclosures provided below are incremental to those included in the annual audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended December 31, 2005.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Acquisition

On February 1, 2006, the Company purchased the outstanding shares of an agent that operated two of the Company's branch locations, for a net cash consideration of $2.263 million. In addition to the cash consideration paid is a $300,000 contingent amount payable at the end of one year from closing subject to reaching certain purchase conditions. The investment is accounted for using the purchase method and the results of operations have been included in these financial statements from the date of acquisition. Details of the acquisition are as follows:

(in thousands of Canadian dollars)
Assets
Property and equipment	369
Goodwill	2,714
3,083

Assumed Liabilities
Long term debt	817
Future tax liability	3
820

Net cash consideration	2,263

CE Franklin Ltd.
Notes to Consolidated Financial Statements (Unaudited)

Note 3 - Share data

At March 31, 2006 the Company had 17,879,040 common shares outstanding and 1,220,550 options to acquire common shares at a weighted average exercise price of $3.58 per common share. 778,250 of those options were vested and exercisable at a weighted average exercise price of $3.41 per common share.

There were no common share options granted in the first quarter of 2006. The compensation expense recorded in the first quarter of 2006 for common share options granted subsequent to December 31, 2002 was $132,000. The compensation expense recorded for the comparative quarter ended March 31, 2005 was $146,000.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company has continued to apply the intrinsic method of accounting for stock options granted to employees, officers and directors. The consideration paid by option holders on the exercise of these options is and will be credited to capital stock. Had compensation cost been determined on the basis of fair values, net income for the quarter ended March 31, 2006 would have decreased by $49,000 ($0.00 per common share). The net income for the comparative quarter ended March 31, 2005 would have decreased by $128,000 ($0.01 per common share).

Note 4 - Income taxes a) The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended
	March 31		March 31
(in thousands of Canadian dollars)	2006		2005
Income before income taxes	13,727		9,068
Incomes taxes calculated at expected rates	4,693	34.2%	3,116	34.4%
Non-deductible items	97	0.7%	114	1.2%
Capital and large corporations taxes	19	0.1%	37	0.4%
Other	39	0.3%	-3	0.0%
	4,848	35.3%	3,264	36.0%

b) Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of future income tax assets and liabilities are as follows:

	March 31	December 31
(in thousands of Canadian dollars)	2006	2005

Assets
Financing and investment charges	898	909
Property and equipment	557	479
Other	209	199
	1,664	1,587

Liabilities
Goodwill	528	549
	528	549

Net future income tax asset	1,136	1,038

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on projected operating results and tax planning strategies available.